Filed by Orthodontic Centers of America, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Subject Company: Orthodontic Centers of America, Inc. Commission File No.: 1-13457

      THE FOLLOWING IS A JOINT PRESS RELEASE ISSUED BY ORTHODONTIC CENTERS OF AMERICA AND ORTHALLIANCE ON MAY 17, 2001.

NEWS RELEASE

FOR IMMEDIATE RELEASE

Contacts:	Orthodontic Centers of America, Inc. John C. Glover Vice President of Investor Relations (904) 280-6285	OrthAlliance, Inc. James C. Wilson Chief Financial Officer (310) 792-1300

ORTHODONTIC CENTERS OF AMERICA AND ORTHALLIANCE
ANNOUNCE MERGER AGREEMENT

METAIRIE, Louisiana (May 17, 2001) – Orthodontic Centers of America, Inc. (NYSE: OCA) and OrthAlliance, Inc. (NASDAQ/NM: ORAL) announced today that they have entered into a definitive merger agreement, whereby a wholly-owned subsidiary of OCA would merge into OrthAlliance in a stock-for-stock transaction, with OrthAlliance becoming a wholly-owned subsidiary of OCA.

      Under the terms of the merger agreement, OrthAlliance stockholders would receive shares of OCA’s common stock based on a fixed exchange ratio, ranging from 0.09214 to 0.16585 of a share of OCA common stock depending on the percentage of OrthAlliance’s affiliated orthodontists, pedodontists and professional corporations that amend their employment and service, consulting or management service agreements in accordance with terms described in the merger agreement.

      Bart F. Palmisano, Sr., Chief Executive Officer and President of OCA, said, “This transaction is in keeping with our long-established philosophy of disciplined, intelligent growth. Our ability to enhance and grow our affiliated orthodontists’ practices continues to be the cornerstone of a proven, successful strategy, and we are confident that OrthAlliance’s affiliated orthodontists and pedodontists will benefit from the value that OCA has consistently provided its dedicated group of affiliated professionals.”

      W. Dennis Summers, Chairman of the Board and interim President and Chief Executive Officer of OrthAlliance, said, “We are extremely pleased to join forces with OCA’s outstanding network of affiliated orthodontists and management team. We believe this transaction not only maximizes shareholder value but also provides the opportunity to join the industry leader in OCA, which has a proven track record of translating value-added services into growth.”

      Following completion of the merger, Bart F. Palmisano, Sr. would continue to serve as President and Chief Executive Officer of OCA. A member of OrthAlliance’s Board of Directors is to be appointed to OCA’s Board of Directors upon completion of the merger.

      The transaction is anticipated to close in the third quarter of 2001 and to be accounted for as a purchase. The completion of the transaction is subject to customary closing conditions, including the approval of OrthAlliance’s stockholders, and the execution of a minimum number of amendments to the employment agreements and service, consulting and management services agreements of the OrthAlliance affiliated orthodontists, pedodontists and professional corporations.

      In closing, Bart F. Palmisano, Sr. remarked, “Our proposed merger with OrthAlliance presents an excellent strategic opportunity. We enthusiastically welcome a highly regarded and exceptionally talented group to our organization. We are excited about our combined prospects for growth and our continued ability to build shareholder value.”

Conference Call

      The management teams of OCA and OrthAlliance will hold a conference call to discuss the merger today, May 17, 2001, at 9:00 a.m. EST / 6:00 am PDT. All interested parties should dial (212) 896-6095. A replay of the conference call will be available through May 31, 2001 by calling (800) 633-8284, using pass code 18907049.

      You may also listen to the conference call through the Internet by logging on to the StreetFusion (www.streetfusion.com), Vcall (www.vcall.com) or StreetEvents (www.streetevents.com) websites. An archived recording of the conference call will be available beginning approximately one hour after the event through the StreetFusion, StreetEvents and Vcall websites, as well as the On24 Business Network website (www.on24.com ) and OCA’s website: http://www.4braces.com.

About Orthodontic Centers of America, Inc.

      Orthodontic Centers of America, Inc., founded in 1985, is the leading provider of integrated business services to orthodontic practices. As of March 31, 2001, OCA was affiliated with over 400 orthodontists who were treating over 350,000 patients in over 600 orthodontic centers throughout the United States and in Japan, Mexico and Spain. For additional information on Orthodontic Centers of America, Inc., visit the Company’s web site: http://www.4braces.com.

About OrthAlliance, Inc

      OrthAlliance, Inc. is a leading provider of practice management and consulting services to orthodontic and pediatric dentistry practices in the United States. As of March 31, 2001, OrthAlliance was affiliated with 226 orthodontists and pediatric dentists practicing in 395 centers throughout the United States.

Certain statements contained in this news release may not be based on historical facts and are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933,

as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by their reference to a future period or periods or by the use of forward-looking terminology, such as “anticipate,” “believe,” “estimate,” “expect,” “may,” “might,” “will,” “would,” or “intend.” These forward-looking statements include, without limitation, those relating to OCA’s growth, shareholder value, benefits to OrthAlliance’s affiliated orthodontists and pedodontists, accounting and tax treatments of the merger, and effects, benefits, prospects and completion of the merger. We caution you not to place undue reliance on the forward-looking statements contained in this release in that actual results could differ materially from those indicated in such forward-looking statements, due to a variety of factors. Those factors include, but are not limited to, failure or delay in obtaining required stockholder approval, the companies’ failure to consummate the merger, inability to successfully integrate the companies after the merger, adverse changes in the companies’ financial results and conditions, changes in general economic conditions and business conditions, changes in OCA’s operating or expansion strategy, the ability of OCA to attract and retain qualified personnel and orthodontists, the ability of OCA to effectively market its services and products, OCA’s expectations and estimates concerning future financial performance, financing plans and the impact of competition, anticipated trends in OCA’s business, existing and future regulations affecting OCA’s business, OCA’s dependence on existing sources of funding, and other factors generally understood to affect the financial results of orthodontic practice management companies, and other risks detailed from time to time in OCA’s releases and Annual Report on form 10-K for the year ended December 31, 2000 and other filings with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

In connection with the proposed merger, OCA will file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”). Investors are urged to read the proxy statement/prospectus that will be part of the registration statement, because it will contain important information about the merger, OCA and OrthAlliance. After the registration statement is filed with the SEC, the registration statement and the proxy statement/prospectus will be available free of charge, both on the SEC’s web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, FL 32082, Attention: Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with such merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance’s common stock, is set forth in OrthAlliance’s Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers by reading the proxy statement/prospectus when it becomes available.

# # #

      THE FOLLOWING ARE MATERIALS USED IN AN INVESTOR PRESENTATION HELD ON
MAY 17, 2001 REGARDING THE MERGER.

Certain statements contained in these investor presentation materials may not be based on historical facts and are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by their reference to a future period or periods or by the use of forward-looking terminology, such as “anticipate,” “believe,” “estimate,” “expect,” “may,” “might,” “will,” “would,” or “intend.” These forward-looking statements include, without limitation, those relating to OCA’s growth, shareholder value, benefits to OrthAlliance’s affiliated orthodontists and pedodontists, accounting and tax treatments of the merger, effects of merger on OCA’s earnings, synergies and cost savings, and effects, benefits, prospects and completion of the merger. We caution you not to place undue reliance on the forward-looking statements contained in these investor presentation materials in that actual results could differ materially from those indicated in such forward-looking statements, due to a variety of factors. Those factors include, but are not limited to, failure or delay in obtaining required stockholder approval, the companies’ failure to consummate the merger, inability to successfully integrate the companies after the merger, adverse changes in the companies’ financial results and conditions, changes in general economic conditions and business conditions, changes in OCA’s operating or expansion strategy, the ability of OCA to attract and retain qualified personnel and orthodontists, the ability of OCA to effectively market its services and products, OCA’s expectations and estimates concerning future financial performance, financing plans and the impact of competition, anticipated trends in OCA’s business, existing and future regulations affecting OCA’s business, OCA’s dependence on existing sources of funding, and other factors generally understood to affect the financial results of orthodontic practice management companies, and other risks detailed from time to time in OCA’s releases and Annual Report on form 10-K for the year ended December 31, 2000 and other filings with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

In connection with the proposed merger, OCA will file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”). Investors are urged to read the proxy statement/prospectus that will be part of the registration statement, because it will contain important information about the merger, OCA and OrthAlliance. After the registration statement is filed with the SEC, the registration statement and the proxy statement/prospectus will be available free of charge, both on the SEC’s web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, FL 32082, Attention: Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with such merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance’s common stock, is set forth in OrthAlliance’s Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers by reading the proxy statement/prospectus when it becomes available.